Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Caledonia Declares First Quarterly Dividend

January 7, 2014: Further to the November 25, 2013 announcement in respect of Caledonia Mining Corporation’s (“Caledonia” or the “Company”) dividend policy, Caledonia is pleased to announce that the Board of Directors has declared a dividend of one and one half cents ($0.015) on each of the Corporation's common shares issued and outstanding as of 5:00 p.m. Toronto local time on the Record Date, being January 22, 2014.  The ex-dividend date will be January 20, 2014.  Dividend cheques will be mailed on January 31, 2014.

Shareholders who are registered in the United States of America and the United Kingdom will be paid in US Dollar and Sterling respectively.  The US Dollar and Sterling dividend payments will be calculated using the relevant Bank of Canada exchange rates at noon on the Record Date and will be after deduction of Canadian withholding tax and any other taxes that may apply.

This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

Caledonia’s Dividend Policy

Caledonia’s long term strategy to maximize shareholder value includes a quarterly dividend policy. In 2014, the Company intends to pay an annual aggregate dividend of 6 Canadian cents per common share, payable on a quarterly basis.

About Caledonia Mining

Caledonia is a mining, exploration and development company focused on Southern Africa.  Following the implementation of indigenisation in Zimbabwe, Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket”).  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on the American OTCQX as “CALVF”.

Caledonia is debt-free and at September 30, 2013 had gross cash of over $25m outside Zimbabwe.  Blanket mine is a low-cost producer: in the quarter ended September 30, 2013, Blanket’s on-mine costs were US$554 per ounce of gold produced, its all-in sustaining cost was US$873 per ounce of gold and its all-in cost (which includes the investment in expansion projects) was US$999 per ounce.  Investment continues at Blanket with the objective of increasing production to 48,000 ounces of gold in 2014 and 52,000 ounces of gold in 2015.  Blanket also continues to make substantial investments in its exploration and development projects as a result of which gold production may, in due course, increase above 52,000 ounces per annum.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Blythe Weigh Tim Blythe/Halimah Hussein/Camilla Horsfall Tel: +44 20 7138 3200	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: future dividend payments, production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: amendments to or termination of the Dividend Policy, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

 Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. There is no guarantee that Caledonia will maintain the Dividend Policy.